UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Relations Committee of the Colgate-Palmolive Company
Colgate-Palmolive Company Employees Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan (“the Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
June 30, 2011

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009
(Dollars in thousands)

	2010	2009
Assets

Cash and cash equivalents	$19,925	$18,363
Investments at fair value	2,455,124	2,510,933
Receivables:
Due from brokers for securities sold	2,604	43
Participant contributions receivable	1,587	1,153
Participant loans	18,712	17,544
Accrued interest and dividends	423	436
Total receivables	23,326	19,176

Total assets	$2,498,375	$2,548,472

Liabilities

Due to brokers for securities purchased	$89	$125
Long-term notes payable to Colgate-Palmolive Company	99,076	143,134
Accrued interest on current and long-term notes	2,946	4,174

Total liabilities	102,111	147,433

Net assets available for benefits at fair value	$2,396,264	$2,401,039
Adjustments from fair value to contract value relating to fully benefit-responsive investment contracts	(8,302)	(5,547)
Net assets available for benefits	$2,387,962	$2,395,492

The accompanying notes are an integral part of these financial statements.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010
(Dollars in thousands)

Additions

Net investment income:
Interest	$5,108
Dividends	52,913
Appreciation in the fair value of investments, net	13,525
Interest expense on current and long-term notes	(6,317)
Net investment income	65,229

Contributions:
Employer contributions	13,076
Participants’ contributions	43,578
Total contributions	56,654

Interest income on Participant loans	823

Total additions	122,706

Deductions

Administrative expenses	(3,068)
Distributions to participants	(127,168)
Total deductions	(130,236)

Decrease in net assets available for benefits	(7,530)
Net assets available for benefits – beginning of year	$2,395,492

Net assets available for benefits – end of year	$2,387,962

The accompanying notes are an integral part of these financial statements.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

1.	Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the "Plan") is a defined contribution plan sponsored by Colgate-Palmolive Company (the "Company"). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is also a leveraged Employee Stock Ownership Plan ("ESOP").  State Street Global Advisors (the “ESOP trustee”), a division of State Street Bank & Trust Company, is the trustee of Funds D and E (the “ESOP shares trust”). Bank of New York Mellon is the trustee of the remaining funds.

The Plan offers programs which includes an employer match, a success sharing program, a bonus savings account program, an income savings account program and a retiree insurance program. Beginning in September, 2010, the Plan also offers a retirement contribution program. The provisions below, applicable to the Plan participants, provide only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

As of December 31, 2010, the Plan maintained the following funds:

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund (Fund B)	Colgate-Palmolive Company Common Stock and cash reserve funds
Colgate Employer Common Stock Fund (Fund D) *	Colgate-Palmolive Company Employer Common Stock (the ESOP shares trust)
Colgate Common Stock Fund (Fund E)	Colgate-Palmolive Company Common Stock (the ESOP shares trust)
Vanguard Wellington Fund	Common stocks and fixed income securities
Vanguard Institutional Index Fund (Admiral shares)	Equity securities included in the S&P 500 Index in similar proportion
American Funds EuroPacific Growth Fund	Primarily equity securities of companies outside the U.S., primarily in Europe and the Asia/Pacific region
Western Asset Core Plus Fixed Income Fund	Diversified debt portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund	Primarily common stocks of small capitalization companies (total market value of no more than $1.5 billion at the time the fund first invests in them)
Wells Fargo Advantage Opportunities Fund	Primarily common stocks of companies with capitalizations (at the time of acquisition) in the range of companies included in the Russell MidCap Index
T. Rowe Price Growth Stock Fund	Normally invests in the common stock of a diversified group of growth companies with an above-average rate of earnings growth
Eaton Vance Large Cap Value Fund
Primarily invests in dividend paying value stocks of large-cap companies, which have market capitalizations equal to or greater than the median capitalization of companies included in the Russell 1000 Value Index

BlackRock Index Funds	Primarily invests in a mix of stocks and fixed income funds

* In order to comply with new Internal Revenue Service (“IRS”) regulations which took effect January 1, 2011, on December 29, 2010, all shares of the Colgate preferred stock in the Preferred Stock Fund were converted to shares of Colgate common stock and the name Colgate Preferred Stock Fund changed to Colgate Employer Common Stock Fund.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

ESOP

In accordance with the terms of the Plan, on June 19, 1989, the Plan issued $410,030 of long-term notes due at various dates through 2009 bearing an average interest rate of 8.7 percent. The Plan used the proceeds of the notes to purchase 6.3 million shares of the Company’s Series B Convertible Preference Stock (“Preference stock”) from the Company. These notes, which were guaranteed by the Company, were repaid in July 2009. The Preference stock, each share of which was convertible into eight shares of common stock at the discretion of the ESOP trustee, had a redemption price of $65 U.S. dollars per share and paid semiannual dividends equal to the higher of $2.44 U.S. dollars or the current dividend paid on eight common shares for the comparable six-month period. All Preference stock was converted into the Company’s common stock or redeemed in cash upon reallocation to other funds or withdrawal from the Plan.

As a result of recent rules issued by the Internal Revenue Service related to employer stock held in defined contribution plans, the Company issued a notice of redemption with respect to the remaining 2,405,192 shares of Preference stock outstanding on December 29, 2010. At the direction of the Company’s ESOP trustee, the preference shares were converted into 19,241,536 shares of common stock. Additionally, the Colgate Preferred Stock Fund (Fund D) was renamed to Colgate Employer Common Stock Fund (Fund D).

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP shares trust and the Company entered into a loan agreement in June 2000 under which the Company may loan up to $300,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest are funded through future contributions and dividends from the Company. During 2010, the Company contributed $13,076 to the ESOP shares trust. The Company has guaranteed minimum funding of $130,000, on a present value basis, in excess of debt service requirements. As of December 31, 2010 and 2009, the ESOP shares trust had outstanding borrowings from the Company of $99,076 and $143,134, respectively, bearing an average interest rate of 5.95 percent.  The fair value of the outstanding notes payable to the Company at December 31, 2010 and 2009 was estimated at $130 million and $175 million, respectively, based on current interest rates for debt with similar maturities.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Dividends of $16.24 U.S. dollars per share were paid on the Preference stock during 2010. Dividends from preference and common stock, together with the Company contributions and borrowings from the Company, were used by the ESOP trustee to repay principal and interest on the long-term notes.

A portion of the Common Stock Fund E and/or Employer Common Stock Fund D shares are released for allocation to participants semi-annually based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2010, 10,527,721 common shares (valued at $846,113) were released and allocated to participant accounts and the balance of 8,697,352 common shares (valued at $699,006) were available for future allocation to participant accounts. As of December 31, 2009, 1,305,666 preference shares (valued at $858,084) were allocated to participant accounts and the balance of 1,301,875 preference shares (valued at $855,592) were available for future allocation to participant accounts. The ESOP released shares are allocated to fund the employer portion of all the S&I Plan programs in the following manner:

(1)	Pursuant to the Company’s matching contribution under the Savings Program,
(2)	Pursuant to the Basic Retirement Contribution Program,
(3)	Pursuant to the Additional Basic Retirement Contribution Program,
(4)	Pursuant to the Bonus Savings Account Program and the Income Savings Account Program,
(5)	Pursuant to the Retiree Insurance Program **
(6)	As Supplemental Contribution Allocations, and
(7)	Pursuant to the Success Sharing Program.

** Under the revised Retirement Program, effective September 1, 2010, the Company no longer makes allocations into an RIA unless the employee is a participant in the Hill’s Pet Nutrition Inc. Union Pension Plan.

Savings Program

Participant Contributions
Employees eligible to participate in the Savings Program of the Plan must meet certain minimum hourly service requirements and be at least 18 years old. Following a review of its retirement benefits, effective September 1, 2010, the Company made several adjustments to its Retirement Program, including the following: (i) allocating a larger portion of the Company’s retirement benefit allocations to the Savings and Investment Plan, rather than the Retirement Plan; (ii) New employees hired after June 1, 2010 are not eligible to participate in the Retirement Plan, but are eligible to participate in the Savings and Investment Plan; (iii) Employees are now eligible immediately for the S&I plan upon hire. These changes are designed to ensure that the Company continues to provide a level of benefits to employees, at a cost to the Company of providing such benefits, targeted at the median level for similar programs at peer companies.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Under the Savings Program, employees generally can contribute to the Plan between 1 percent and 25 percent of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1 plus commissions and bonuses paid in the prior year). Employees who are not "highly compensated", as defined by the Internal Revenue Code ("IRC"), may contribute any combination up to 25 percent of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis.  Employees who are highly compensated may contribute as follows: effective June 1, 2010, those employees whose 2010 recognized earnings were less than $139.9 were limited to 16 percent of their recognized earnings, those employees whose 2010 recognized earnings were between $140.0 and $244.9 were limited to 12 percent of their recognized earnings and those employees whose 2010 recognized earnings equaled or exceeded $245.0 were limited to 8 percent of their recognized earnings.  Participants may suspend or resume contributions, change their contribution rate and the allocation of their contributions between before-tax and after-tax earnings on a daily basis. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax contribution for participants was $16.5 in 2010 and 2009.  Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $5.5 for 2010 and 2009, on a pre-tax basis.

Participant Accounts
Each participant account may be credited with participant contributions, Company’s matching contributions and the Company’s retirement contributions, as well as allocations of fund earnings or losses, and expenses. Allocations are based on participant earnings or account balances, as defined. Certain participant investment accounts are also charged with monthly investment service fees, depending on fund elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Company Matching Contributions
The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50 percent to 75 percent of employee contributions up to 6 percent of recognized earnings, depending on years of service.  Company matching contributions for employees participating in the Savings Program are made in the form of common stock and are diversifiable after participants complete three years of service or reach age 55, whichever comes first.  Participants are 50 percent vested in the Company matching contributions after two years of service and fully vested after three years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination.

Company Retirement Contributions
Effective September 1, 2010 the Company began allocating retirement contributions in the form of basic and additional basic retirement contributions equal to 2 percent up to 7 percent of employee’s recognized earnings depending upon years of service in lieu of pension credits. These Company retirement contributions are diversifiable immediately.  Participants are 50 percent vested in their account after two years of service and fully vested after three years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Distributions
Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death, or by voluntary partial withdrawal.  Settlement is made in accordance with provisions of the Plan and the requirements of the IRC.  Unvested Company matching contributions will be forfeited in the event of termination.  A participant may withdraw his/her before-tax contributions only if, in the judgment of the Employee Relations Committee of the Company (the "Committee"), the withdrawal is due to financial hardship as defined in the Plan, or is within the administrative rules of the Committee and Federal tax laws.

Forfeitures
After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested employer account balances are returned to the unallocated pool of Colgate common stock and become available to the Company to pay for administrative expenses incurred by the Plan and/or to reduce future Company matching contributions.  Forfeitures for the year ended December 31, 2010 and 2009 totaled $130 and $131, respectively.

Funds
Participating employees may direct their current contributions to be allocated among any of the funds, other than Funds D and E (the ESOP shares trust), in multiples of 1 percent.  Participants may diversify the Company matching contributions in which they are fully vested among any of the other investment fund choices in the Plan, beginning the earlier of reaching age 55 or the third anniversary of their date of hire.  Participants may change how future contributions will be invested on a daily basis.

Incoming Rollovers
The Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans.

Participant Loans
Participants who have $1,000 U.S. Dollars or more in the Plan may borrow from the total of their fund accounts, a minimum of $500 U.S. Dollars up to a maximum equal to the lesser of $50,000 U.S. Dollars (subject to certain offsets for prior loans) or 50 percent of their vested balance, subject to certain exclusions. Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence.  The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to the prime rate as listed in The Wall Street Journal on the first business day of the month in which the loan was requested. Principal and interest are paid ratably via payroll deductions. Loans outstanding at December 31, 2010 had interest rates ranging from 3.3% to 9.5% and maturities through 2025.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees.  Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee.  As the Company meets or exceeds annual financial targets, shares of common stock are allocated to employee accounts according to a pre-determined formula.  To be eligible, an individual generally must be employed by the Company on a full-time basis, be at least 18 years old and on the payroll from at least June 30 through the last day of the year.  Part-time employees with benefits are also eligible.  Employees are at all times fully vested in the value of their SSA.  Participants may on a daily basis diversify up to 100 percent of their SSA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 or the third anniversary of their date of hire, whichever comes first.

Bonus Savings Account Program

The Bonus Savings Account (“BSA”) Program is designed to enable each eligible employee to receive an allocation representing all or a portion of his / her bonus in common stock.  Under this program, a BSA allocation is credited to each eligible employee’s BSA established within the Plan.  The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of shares of common stock available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules.  This program is generally available to all employees in the United States who are participants in the Plan.  However, due to IRS restrictions, employees who have not had Retiree Insurance Account or SSA balances for at least two years in the Plan are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods.  Employees are at all times fully vested in the value of their BSA and may elect to withdraw the balance of this account from the Plan immediately or at a later date.  Participants may on a daily basis diversify up to 100 percent of their BSA among any of the other investment fund choices in the Plan.  There are no age or service restrictions involved on this ability to diversify.

Income Savings Account Program

The Income Savings Account (“ISA”) Program is designed to enable each eligible employee to receive an allocation representing a portion of his / her income in the form of common stock.  Under this program, an ISA allocation of common stock is made each year to each eligible employee’s ISA.  This program is available to active full-time employees and part-time employees with benefits in the United States, with at least five years of service. Employees are at all times fully vested in the value of their ISA and may elect to withdraw the balance of this account from the Plan immediately or at a later date.  Participants may on a daily basis diversify up to 100 percent of their ISA among any of the other investment fund choices in the Plan. There are no age or service restrictions involved on this ability to diversify.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Retiree Insurance Program

The Retiree Insurance Program is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement.  Under the Retiree Insurance Program, a Retiree Insurance Account (“RIA”) has been established within the Plan for each eligible employee.  Each year, shares from the Colgate Employer Common Stock Fund are allocated to each employee’s RIA.  Under the revised Retirement Program, effective September 1, 2010, the Company no longer makes allocations into an RIA unless the employee is a participant in the Hill’s Pet Nutrition Inc. Union Pension Plan.  Allocations are based upon the schedule in place as of the Plan year 2009. Beginning September 1, 2010, to be eligible for an allocation into an RIA, in addition to the requirement that the employee be a participant in the Hill’s Pet Nutrition Inc. Union Pension Plan, an employee must be at least 18 years old, employed on a full-time basis and on the payroll on the last day of the year.  Participants with less than two years of service have no vesting percentage, participants with two to three years of services are 50 percent vested, and participants are fully vested after three years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination. Participants may on a daily basis diversify up to 100 percent of their RIA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 or the third anniversary of their date of hire, whichever comes first. Participant RIA’s increase or decrease in value based on the performance of the fund(s) they elect. Employees are entitled to the value of the vested amount of their RIA upon resignation, termination or retirement.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Committee shall compute the value of the accounts of the participants which shall be fully vested and non-forfeitable.  The accounts of each participant shall be distributed in a lump sum.

2.	Summary of Significant Accounting Policies

Recent Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued an amendment, Plan Accounting – Defined Contribution Pension Plans (Topic 962):  Reporting Loans to Participants by Defined Contribution Pension Plans, which provides guidance on how loans to participants should be classified and measured by defined contribution plans. The guidance requires participant loans to be reported separately from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements. Net assets of the Plan were not affected by the adoption of the new guidance.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Distributions to participants are recorded when paid.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Plan considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Participants Loans

Participant loans are stated at cost plus accrued interest. Interest income is recorded on an accrual basis. Delinquent loans are reclassified as distributions to participants based upon the terms defined in the Plan document.

Investment Valuation and Income Recognition

Plan investments, other than the Plan’s investments in common/collective trust funds and guaranteed investment contracts, are stated at fair value based on quoted market prices or as otherwise determined by Bank of New York Mellon, the Plan’s trustee. The Company’s preference stock is stated at the greater of $65 par value or the fair value of eight shares of the Company’s common stock.

The Plan is invested in common/collective trust funds which are stated at fair value using the net asset value (NAV) per unit in each fund.  The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding.  The common/collective trust funds are primarily comprised of a mix of stock and fixed income funds.

The Plan has entered into fully benefit-responsive guaranteed investment contracts (“GICs”) with insurance companies, banks and other financial institutions. The GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions and have two main roles: to provide a fixed rate of interest for a specified period of time and to enable the fund to pay participant-initiated withdrawals at book value.

The Statements of Net Assets Available for Benefits present both the fair value of the GICs and the adjustment of the fully benefit-responsive GICs from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

In certain circumstances, the amount withdrawn from the GICs would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract. Such circumstances resulting in the payment of benefits at market value rather than contract value are not considered probable of occurring in the foreseeable future.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Examples of events that would permit a contract issuer to terminate a contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or in the case of traditional GICs, at the hypothetical market value based upon a contractual formula).

Purchases and sales are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost method. Dividend income is recorded on the ex-dividend date.

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan.

3.	Tax Status

The Company has obtained a determination from the IRS in a letter dated March 20, 2003 that the Plan, as amended and restated as of October 1, 1999, qualifies under Sections 401(a), 401(k) and 4975(e)(7) of the IRC, and that the related Trusts are exempt from Federal income taxes under Section 501(a) of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. On January 31, 2011, the Company submitted to the IRS an application for a new determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

4.	Investments and Fair Value Measurements

Investments

As of December 31, 2010, the Plan had investments in Colgate-Palmolive Company Common Stock, common/collective trust funds, mutual funds, cash reserve funds and GICs. As of December 31, 2009, investments of the Plan included Colgate-Palmolive Company Common Stock, Colgate-Palmolive Company Series B Convertible Preference Stock, mutual funds, cash reserve funds and GICs.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

The following investments represent 5 percent or more of the Plan’s net assets as of December 31:

	2010	2009

Colgate-Palmolive Company Common Stock, 21,508,113 and 2,342,513 shares, respectively	$1,728,607	$192,437

Colgate-Palmolive Company Series B Convertible Preference Stock, 0 and 2,607,541 shares, respectively	$—	$1,713,676

Total Colgate-Palmolive Company Stock	$1,728,607	$1,906,113

A portion of the investments shown above are nonparticipant-directed investments (see Note 5).

During 2010, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Colgate-Palmolive Company Common Stock	$(40,674)
Common/collective trust funds	716
Investments in registered investment companies	53,483
Total net appreciation in the fair value of investments	$13,525

The GICs carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. For 2010, the average yield and the average crediting interest rate on the investment contracts were 1.7 percent and 3.0 percent, respectively. For 2009, the average yield and the average crediting interest rate on the investment contracts were 2.4 percent and 3.2 percent, respectively.

The contract value of a GIC is the relevant measurement for the portion of the net assets available for benefits attributable to a certain investment contract.  The contract values of the GICs were $140,089 and $134,975 at December 31, 2010 and 2009, respectively.  The fair values of the GICs were $148,391 and $140,522 at December 31, 2010 and 2009, respectively. In accordance with the provisions of the Plan, issuers of GICs must have a credit rating of AA- or better under the fund manager’s investment rating system.  Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Assets and liabilities carried at fair value are required to be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs reflecting the reporting entity’s own assumptions.

Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board (FASB) Codification establishes a hierarchy which requires an entity to maximize the use of quoted market prices and minimize the use of unobservable inputs. An asset or liability’s level is based on the lowest level of input that is significant to the fair value measurement.

The valuation methodologies used for the Plan assets measured at fair value are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Colgate-Palmolive Company Series B Convertible Preference Stock: Valued as Colgate-Palmolive Common Stock closing price reported on the active market on which the individual securities are traded multiplied by eight.
Mutual funds: Valued at the net asset value of shares held by the Plan at year end.
Cash reserve funds: Valued at cost plus accrued interest, which approximates fair value. The funds have no restrictions from redemption.
Guaranteed investment contracts: Valued at the total of the fair value of the underlying securities.
Common/collective trust funds: Valued using the net asset value (NAV) per unit in each fund.  The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2010:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$1,728,607	$—	$1,728,607
Mutual funds
Balanced funds	96,810	—	96,810
Equity index funds	73,577	—	73,577
International equity funds	100,064	—	100,064
Equity funds	188,928	—	188,928
Fixed income funds	75,600	—	75,600
Cash reserve funds	24,637	—	24,637
Guaranteed investment contracts	—	148,391	148,391
Common/collective trust funds	—	18,510	18,510
Total Assets at Fair Value	$2,288,223	$166,901	$2,455,124

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2009:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$192,437	$—	$192,437
Colgate-Palmolive Company Series B Convertible Preference Stock	1,713,676	—	1,713,676
Mutual funds
Balanced funds	85,808	—	85,808
Equity index funds	63,017	—	63,017
International equity funds	93,901	—	93,901
Equity funds	146,940	—	146,940
Fixed income funds	49,098	—	49,098
Cash reserve funds	25,534	—	25,534
Guaranteed investment contracts	—	140,522	140,522
Total Assets at Fair Value	$2,370,411	$140,522	$2,510,933

5.	ESOP Shares Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2010	2009
Assets:
Cash and cash equivalents	$20,410	$18,363
Fixed income liquid reserve fund	985	1,518
Colgate-Palmolive Company Common Stock	1,574,713	34,054
Colgate-Palmolive Company Series B Convertible Preference Stock	—	1,713,676
Accrued interest and dividends receivable	—	—
Total assets	$1,596,108	$1,767,611

Liabilities:
Long-term notes payable to Colgate-Palmolive Company	$99,076	$143,134
Accrued interest on current and long-term notes	2,946	4,174
Total liabilities	102,022	147,308
Net assets available for benefits	$1,494,086	$1,620,303

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Year Ended December 31, 2010
Changes in net assets available for benefits:
Employer contributions	$13,076
Dividends and interest, net of fees	37,105
Net depreciation in the fair value of investments	(37,516)
Transfers to other funds	(43,594)
Interest expense on current and long-term notes	(6,317)
Distributions to participants	(88,971)
Increase (decrease) in net assets available for benefits	$(126,217)

The Colgate-Palmolive Company Stock allocated to participants (see Note 1) include nonparticipant-directed investments of 34,310 common shares valued at $2,758 and 7,150 preference shares valued at $4,699 as of December 31, 2010 and 2009, respectively.

6.	Reconciliation to Form 5500

At December 31, 2010 and 2009, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $319 and $76, respectively, are not reflected in the financial statements.  For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

7.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Related Party Transactions

Certain investments within the Employee Benefit Temporary Investment FD II Fund are shares of funds managed by Bank of New York Mellon, the trustee of the Plan. Certain investments within the Dreyfus Treasury Prime Fund are shares of funds managed by Bank of New York Mellon’s affiliate, Dreyfus. These transactions qualify as party-in-interest transactions that are allowable under ERISA. As of December 31, 2010, the Plan had $1,822 and $22,815 invested in the Employee Benefit Temporary Investment FD II Fund and Dreyfus Treasury Prime Fund, respectively. As of December 31, 2009, the Plan had $4,216 and $21,318 invested in the Employee Benefit Temporary Investment FD II Fund and Dreyfus Treasury Prime Fund, respectively. Administrative fees paid to Bank of New York Mellon for the twelve months ended December 31, 2010 were $298.

The Plan investments in Colgate-Palmolive Company Common Stock and Series B Convertible Preference Stock are disclosed in Note 4.

Index

SIGNATURES

The Plan:    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other personswho administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN (Name of Plan)

Date: June 30, 2011	/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company

Date: June 30, 2011	/s/ Victoria L. Dolan
Victoria L. Dolan
Vice President and Corporate Controller
Colgate-Palmolive Company

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PARTICIPANT LOANS
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Participant loans, maturities ranging from 1 to 15 years	3.3% - 9.5%	$18,712

	Total Participant Loans		$18,712

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Dreyfus Treasury Prime Fund, 0.00%	22,815,065	$22,815

	Guaranteed Investment Contracts:

	Bank of America, 3.55%	37,006,798	37,007
	ING Life & Annuity, 3.70%	37,016,663	37,017
	NATIXIS Financial Products, Inc., 3.59%	37,376,545	37,376
	State Street Bank, 3.58%	36,990,765	36,991

	Total Guaranteed Investment Contracts:		$148,391

	Total Fund A		$171,206

*	Represents a Party-In-Interest.

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND B)
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Employee Benefit Temporary Investment FD II	837,385	$837

*	Colgate-Palmolive Co. Common Stock	1,914,820	153,894

	Total		$154,731

*	Represents a Party-In-Interest.

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND D)
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD II	528,592	$529	$529

*	Colgate-Palmolive Co. Common Stock	19,225,073	156,226	1,545,119

	Total		$156,755	$1,545,648

*	Represents a Party-In-Interest.

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND E)
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD II	455,547	$456	$456

*	Colgate-Palmolive Co. Common Stock	368,220	817	29,594

	Total		$1,273	$30,050

*	Represents a Party-In-Interest.

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD WELLINGTON FUND
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Vanguard Wellington Fund	1,802,458	$96,810

	Total		$96,810

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD INSTITUTIONAL INDEX FUND
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Vanguard Institutional Index Fund	639,747	$73,577

	Total		$73,577

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AMERICAN FUNDS EUROPACIFIC GROWTH FUND
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	American Funds EuroPacific Growth Fund	2,422,263	$100,064

	Total		$100,064

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
WESTERN ASSET CORE PLUS FIXED INCOME FUND
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Western Asset Core Plus Fixed Income Fund	7,012,988	$75,600

	Total		$75,600

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
NEUBERGER BERMAN GENESIS FUND
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Neuberger Berman Genesis Fund	1,859,166	$85,447

	Total		$85,447

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
WELLS FARGO ADVANTAGE OPPORTUNITIES FUND
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Wells Fargo Advantage Opportunity Fund	967,814	$38,258

	Total		$38,258

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
T. ROWE PRICE GROWTH STOCK FUND
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	T. Rowe Price Growth Stock Fund	1,543,332	$49,618

	Total		$49,618

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EATON VANCE LARGE CAP VALUE FUND
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Eaton Vance Large Cap Value Fund	854,122	$15,605

	Total		$15,605

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
BLACKROCK INDEX FUNDS
AS OF DECEMBER 31, 2010
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Common/Collective Trust Funds:

	Lifepath Index Retirement	204,110	$2,723
	Lifepath Index 2015	325,579	4,574
	Lifepath Index 2020	202,779	2,954
	Lifepath Index 2025	177,102	2,667
	Lifepath Index 2030	124,178	1,920
	Lifepath Index 2035	104,049	1,649
	Lifepath Index 2040	84,617	1,372
	Lifepath Index 2045	20,590	342
	Lifepath Index 2050	8,424	142
	Lifepath Index 2055	13,874	167

	Total Common/Collective Trust Funds:		$18,510

	Plan Total:		$2,473,836